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16022382

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cyc 12/5

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 01865

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/15 (MM/DD/YY) AND ENDING 09/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INGALLS & SNYDER, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1325 AVENUE OF THE AMERICAS - 18TH FLOOR
(No. and Street)

NEW YORK	NEW YORK	10019-6066
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FRANK STOLBA 212-269-7814
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EISNERAMPER, LLP
(Name – *if individual, state last, first, middle name*)

750 THIRD AVENUE	NEW YORK	NEW YORK	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, FRANK STOLBA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INGALLS & SNYDER, LLC, as of SEPTEMBER 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTIAN C. PARK
Notary Public, State of New York
No. 02PA6296501
Qualified In Nassau County
My Commission Expires Feb. 10, 2018



Signature

Managing Director

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INGALLS & SNYDER

INVESTMENT MANAGEMENT SINCE 1924

Statement of Financial Condition

September 30, 2016



EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Managing Directors and Members of
Ingalls & Snyder, LLC

We have audited the accompanying statement of financial condition of Ingalls & Snyder, LLC (the "Company") as of September 30, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ingalls & Snyder, LLC as of September 30, 2016, in conformity with accounting principles generally accepted in the United States of America.

/s/ EISNERAMPER LLP

EisnerAmper LLP

New York, New York
November 21, 2016

INGALLS & SNYDER, LLC

Statement of Financial Condition
September 30, 2016

ASSETS	
Cash and cash equivalents	$ 12,783,000
Deposits with clearing organizations	4,518,000
Receivable from brokers and dealers and clearing organization	10,034,000
Receivable from customers	8,258,000
Receivable from noncustomers	10,000
Securities owned, at fair value	22,354,000
Property and equipment (net of accumulated depreciation and amortization of $2,343,000)	2,602,000
Fees receivable	3,583,000
Other assets	562,000
	$ 64,704,000
LIABILITIES	
Short-term bank loans	$ 20,000
Payable to brokers and dealers	4,340,000
Payable to customers	4,991,000
Payable to noncustomers	10,593,000
Securities sold, not yet purchased, at fair value	11,629,000
Accrued compensation	1,420,000
Accounts payable, accrued expenses and other liabilities	2,148,000
	35,141,000
Commitments and contingencies (see Note L)	
MEMBERS' CAPITAL	29,563,000
	$ 64,704,000

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

Ingalls & Snyder, LLC (the "Company"), a limited liability company under the laws of the State of New York, is a clearing broker-dealer and an investment advisor registered with the Securities and Exchange Commission (the "SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's business comprises several classes of services, including principal transactions, agency transactions and investment advisory services.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Securities transactions:

The Company carries its securities owned and securities sold, not yet purchased, at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. A fair value hierarchy provides for prioritizing inputs to valuation techniques used to measure fair value into three levels:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 - Unobservable inputs. Unobservable inputs reflect the assumptions that management develops based on available information about what market participants would use in valuing the asset or liability.

An asset's or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. Management uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

Level 1 assets and liabilities, including stocks, United States Treasury Bills and money market investments, are valued on the last business day of the fiscal year at the last available reported sales price on the primary securities exchange on which the security is traded.

Corporate bonds and preferred stock are classified within Level 2 of the fair value hierarchy and valued based on recently executed transactions or price quotations.

Investments are classified within Level 3 of the fair value hierarchy because they trade infrequently (or not at all) and therefore have little or no readily available pricing. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available. Investments that are classified within Level 3 are recorded at fair value as determined in good faith by management taking into consideration pertinent information, such as available markets, marketability, restrictions on disposition, original purchase price, estimates of liquidation value, current financial position and operating results and other appropriate information.

For positions that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or nontransferability and such adjustments are generally based on available market information. In the absence of such evidence, management's best estimate is used.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[1] Securities transactions: (continued)

The values assigned to securities owned and securities sold, not yet purchased and any unrealized gains or losses reported are based on available information and do not necessarily represent amounts that might be realized if a ready market existed and such differences could be material. Furthermore, the ultimate realization of such amounts depends on future events and circumstances and therefore valuation estimates may differ from the value realized upon disposition of individual positions.

Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customer and noncustomer securities transactions and related commission income and expenses are reported on a settlement-date basis. Discounts and premiums on securities purchased are accreted and amortized over the lives of the respective securities.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

[2] Securities borrowed:

Securities borrowed are recorded at the amount of cash collateral advanced. Securities borrowed transactions require the Company to deposit cash with the lender. The Company monitors the market value of securities borrowed on a daily basis with additional collateral deposited or refunded as necessary.

[3] Investment advisory fees:

Investment advisory fees represent fees charged by the registered investment advisor to their clients based upon the value of advisory assets. Advisory fees are recognized as earned.

[4] Income taxes:

As a limited liability company, the Company is not subject to federal and state income taxes. However, the Company is subject to New York City unincorporated business tax. Each member's distributive share of the Company's net income or loss is reported by each member on their individual income tax returns.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes.

[5] Cash equivalents:

The Company considers all highly liquid instruments with an initial maturity of three months or less to be cash equivalents.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[6] Property and equipment:

Property and equipment are stated at cost. Depreciation is provided by both the straight-line and accelerated methods over estimated useful lives of three to seven years. Leasehold improvements are amortized by the straight-line method over the term of the related lease.

[7] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - CASH SEGREGATED UNDER FEDERAL REGULATIONS

Effective September 30, 2016, the Company was required to have $815,000 segregated in special reserve bank accounts for the exclusive benefit of customers, pursuant to Rule 15c3-3 of the SEC; $1,000,000 was deposited on October 4, 2016.

NOTE D - RELATED PARTY TRANSACTIONS

Receivable from and payable to noncustomers represent amounts receivable from or payable to the managing members of the Company.

The Company has an investment in the general partner and a general partner interest in an affiliated investment company with a fair value of $97,000 as of September 30, 2016.

The Company provides management and administration services to affiliated investment companies. At September 30, 2016, the statement of financial condition includes $66,000 in fees receivable related to these services.

The Company's Managing and Senior Directors share in the Company's profits and losses. For the year ended September 30, 2016, the Company's Directors received distributions of $20,406,000, which represented distributions of profits.

NOTE E - RECEIVABLE FROM AND PAYABLE TO BROKERS AND DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to brokers and dealers and clearing organizations at September 30, 2016 consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 241,000	$ 2,208,000
Receivable from clearing organization	9,793,000	-
Due to brokers	-	2,132,000
	$ 10,034,000	$ 4,340,000

NOTE F - RECEIVABLE FROM AND PAYABLE TO CUSTOMERS AND NONCUSTOMERS

Receivables from and payable to customers and noncustomers include amounts due on cash and margin transactions. Securities owned by customers and noncustomers are held as collateral for receivables. Receivables from customers are collateralized by $10,895,000 of securities owned by customers.

NOTE G - SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased, consist of trading and investment securities at fair value as follows:

	Fair Value Hierarchy				
	Level 1	Level 2	Level 3	NAV	Total
Securities Owned:					
Corporate bonds	$ -	$ 13,520,000	$ -	$ -	$ 13,520,000
United States Treasury bills	7,485,000	-	-	-	7,485,000
Money market investments	1,104,000	-	-	-	1,104,000
Stocks	98,000	-	-	-	98,000
Preferred stock	-	50,000	-	-	50,000
Affiliated investment company (*)	-	-	-	97,000	97,000
	$8,687,000	$ 13,570,000	$ -	$ 97,000	$ 22,354,000
Securities Sold, Not Yet Purchased:					
Corporate bonds	$ -	$ 11,629,000	$ -	$ -	$ 11,629,000

(*) Investments in affiliated investment company represents interests in a private investment company that does not trade in an active market and represent investments that may require a lock up or future capital commitments. The Company has elected to value the affiliated investment company using the net asset value ("NAV") of the investment company as reported by the investment company without adjustment, unless it is probable that the investment will be sold at a value significantly different than the reported NAV. At September 30, 2016, the affiliated investment company is valued at its reported NAV.

NOTE G - SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED (CONTINUED)

The following table presents the carrying values and estimated fair values at September 30, 2016, of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy.

	Fair Value Hierarchy				
	Level 1	Level 2	Level 3	NAV	Total
Deposits with clearing organizations	$ -	$ 4,518,000	$ -	$ -	$ 4,518,000
Receivable from brokers and dealers and clearing organization	-	10,034,000	-	-	10,034,000
Receivable from customers	-	8,258,000	-	-	8,258,000
Receivable from noncustomers	-	10,000	-	-	10,000
	$ -	$ 22,820,000	$ -	$ -	$ 22,820,000
Short-term bank loans	$ -	$ 20,000	$ -	$ -	$ 20,000
Payable to brokers and dealers	-	4,340,000			4,340,000
Payable to customers	-	4,991,000	-	-	4,991,000
Payable to noncustomers	-	10,593,000	-	-	10,593,000
Accrued compensation	-	1,420,000	-	-	1,420,000
Accounts payable, accrued expenses and other liabilities	-	2,148,000	-	-	2,148,000
	$ -	$ 23,512,000	$ -	$ -	$ 23,512,000

The Company's Pricing Committee (the "Committee") is responsible for valuation policies and procedures and determining the fair value of investments. The Committee has procedures in place to determine the fair value of the Company's Level 3 investments. Such procedures are designed to assure that the applicable valuation approach is appropriate and that values included in these financial statements are based on observable inputs when possible or that unobservable valuation inputs are reasonable.

Valuation methodologies, including models, used for valuing Level 3 investments may include extrapolation and use observable inputs. The selection of applicable comparable inputs involves significant judgment, including qualitative and quantitative analysis of comparability. To the extent possible, executed transactions, observable market data such as broker-dealer quotes and third-party pricing sources are used for determining the fair value of Level 3 investments. Third-party pricing and model inputs are evaluated by corroborating such prices to executed transactions and gaining an understanding of the methodology and assumptions used to generate a valuation. As of September 30, 2016, the Company did not have any Level 3 assets or liabilities.

NOTE H - BANK LOANS

Customer loans of $10,000 are collateralized by $44,000 of customers' margin account securities and noncustomer loans of $10,000 are collateralized by $34,000 of securities owned by the noncustomers.

NOTE I - FINANCIAL INSTRUMENTS AND RISK

Trading activities subject the Company to market, credit and interest rate risks. Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments. Credit risk represents the

NOTE I - FINANCIAL INSTRUMENTS AND RISK (CONTINUED)

potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. Interest rate risk is the risk that the fair value or future cash flows of fixed income or rate sensitive investments will increase or decrease because of changes in interest rates.

The Company has sold securities that it does not currently own and is therefore obligated to purchase such securities at a future date. The Company will incur a loss if the fair value of the securities increases.

In the normal course of business, the Company's customer and noncustomer activities involve the execution, settlement and financing of various customer and noncustomer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer, noncustomer or other broker is unable to fulfill its contracted obligations.

The Company's customer and noncustomer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers and noncustomers subject to various regulatory and internal margin requirements, collateralized by securities in the customers' and noncustomers' accounts. In connection with these activities, the Company executes and clears customer and noncustomer transactions involving the sale of securities not yet purchased ("short sales") and the writing of option contracts. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which customers and noncustomers may incur. In the event the customer or noncustomer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's or noncustomer's obligations.

In accordance with industry practice, the Company records customer and noncustomer transactions on a settlement date basis, which is generally three business days after the trade date. The Company is therefore exposed to risk of loss on these transactions in the event of the customers' or noncustomers' inability to meet the terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices.

Cash and cash equivalents are held with larger financial institutions, which at times, may exceed federally insured limits. In the event of a financial institutions insolvency, the recovery of these assets may be limited.

The Company seeks to control the risks associated with its customer and noncustomer activities by requiring customers and noncustomers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers and noncustomers to deposit additional collateral, or reduce positions, when necessary.

The Company's customer and noncustomer financing and securities settlement activities require the Company to pledge customer and noncustomer securities as collateral in support of secured bank loans. In the event the counterparty is unable to meet its contracted obligation to return customer and noncustomer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer or noncustomer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. Additionally, the Company establishes credit limits for such activities and monitors compliance on a daily
basis. At September 30, 2016, the market value of customer and noncustomer securities pledged under these secured financing transactions was in excess of amounts due.

The Company is engaged in brokerage activities whose counterparties consist of registered brokers or dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE J - PROPERTY AND EQUIPMENT

Property and equipment at September 30, 2016 consist of the following:

Furniture and fixtures	$ 739,000
Equipment	2,450,000
Computer software	976,000
Leasehold improvements	780,000
	4,945,000
Less accumulated depreciation and amortization	(2,343,000)
Property and equipment, net	$ 2,602,000

NOTE K - EMPLOYEE BENEFIT PLAN

The Company sponsors a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code that covers substantially all eligible employees. Participant contributions to the plan are voluntary and are subject to limitations. The Company may also make discretionary contributions to the plan. During the year ended September 30, 2016, the Company made $192,000 in discretionary contributions.

NOTE L - COMMITMENTS AND CONTINGENCIES

[1] Commitments:

The Company is obligated under an operating lease for office space expiring through September 30, 2024. As of September 30, 2016, the Company provided a letter of credit in the amount of approximately $647,000 pursuant to the terms of a lease. The letter of credit is collateralized by a United States Treasury bill included in securities owned, with a balance of approximately $700,000. Certain agreements are subject to periodic escalation provisions for real estate taxes and other charges. The minimum future annual rental commitment under the lease is as follows:

Year Ending September 30,	
2017	$ 1,294,000
2018	1,294,000
2019	1,294,000
2020	1,418,000
2021	1,418,000
Thereafter	4,256,000
	$ 10,974,000

NOTE L - COMMITMENTS AND CONTINGENCIES (CONTINUED)

The Company is obligated under various capital and operating leases for new office furniture and office equipment expiring through June 30, 2019. Amortization of the assets recorded under the capital leases are included in depreciation expense. The minimum future annual commitments of principal and interest under the capital and operating leases are as follows:

Year Ending September 30,	Capital Leases	Operating Leases
2017	$ 213,000	$ 71,000
2018	196,000	-
2019	48,000	-
	$ 457,000	$ 71,000

Pursuant to the terms of the operating lease contract, the Company has the option to purchase the office equipment at the end of the lease term, with a purchase price based on the fair market value of the equipment at that time not to exceed approximately $48,000.

[2] **Contingencies:**

The Company has pledged United States Treasury bills guaranteeing the margin requirement at Options Clearing Corporation. The bills amounted to $3,488,000 for customer and noncustomer requirements which were secured by noncustomers' securities. At September 30, 2016, the margin requirement for customers and noncustomers was $1,385,000.

In the ordinary course of business the Company may be subject to regulatory inquiries or proceedings primarily in connection with its activities as a securities broker-dealer. Currently the Company has a pending investigation ongoing with the SEC. With respect to the pending matter, the Company is unable to estimate a possible loss or range of possible loss; however, in the opinion of management, after consultation with counsel, the ultimate resolution of this matter should not have a material adverse effect on the Company's financial position or results of operations.

NOTE M - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to compute its net capital under the alternative method allowed by the rules. At September 30, 2016, the Company had net capital of $20,581,000 and its required minimum net capital was $1,000,000 as an executing broker under prime broker regulations.

NOTE N - SUBSEQUENT EVENTS

From October 1, 2016 through November 21, 2016, there were no returns of members' capital or additional contributions and aggregate distributions to members amounted to $2,544,000.